Exhibit (a)(1)(x)
For Immediate Release
Wednesday, June 2, 2010

Contact:	Kate Snedeker 317-258-3748
JS Acquisition Commences Tender Offer
to Purchase Class A Common Stock of Emmis Communications
for $2.40 Per Share in Cash
     Indianapolis, IN (NASDAQ: EMMS) — June 2, 2010 — JS Acquisition, Inc., an Indiana corporation owned by Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, has commenced a tender offer to purchase substantially all of Emmis’ outstanding shares of Class A Common Stock for $2.40 per share in cash, using financing provided by an affiliate of Alden Global Capital, a private asset management company with over $3 billion under management. The tender offer is subject to the conditions set forth in an Offer to Purchase dated June 2, 2010. A copy of the Offer to Purchase is available without charge at www.sec.gov or from BNY Mellon Shareowner Services in the manner described below under the heading “Important Information”.
     The tender offer is scheduled to expire at 5:00 p.m., New York City time on Tuesday, June 29, 2010, unless extended in accordance with its terms.
     Under the terms of the tender offer, JS Acquisition is offering to acquire the Class A Common Stock for $2.40 per share in cash, or an aggregate of approximately $71.3 million assuming the purchase of all Class A Common Stock other than shares beneficially owned by JS Acquisition, Mr. Smulyan, Alden Global Capital, their respective affiliates and certain other investors in JS Acquisition. The offer price represents a 74% premium over the 30-trading day average closing price of the shares and a 118% premium over the 180-trading day average closing price of the shares on April 23, 2010, the last trading day prior to the public announcement on April 26, 2010 of JS Acquisition’s intent to make the Offer.
     On May 25, 2010, JS Acquisition, JS Acquisition, LLC and Emmis entered into a merger agreement. Under the merger agreement, upon the completion of the tender offer and the satisfaction or waiver of certain other conditions, JS Acquisition will merge with and into Emmis, with Emmis surviving the merger as a subsidiary owned by JS Acquisition, LLC and Mr. Smulyan.
     Acting on the recommendation of a committee of disinterested directors, the board of directors of Emmis unanimously determined that the tender offer and the merger are fair to and in the best interests of Emmis and its unaffiliated shareholders. The Emmis board also recommended that Emmis’ unaffiliated shareholders tender their shares in the tender offer, adopt the merger agreement and approve the merger.

     The completion of the tender offer will be subject to the condition that the number of shares validly tendered, when combined with the shares held by JS Acquisition and its investors, including Mr. Smulyan and an affiliate of Alden Global Capital, represents at least a majority of the outstanding Class A Common Stock and Class B Common Stock. The completion of the tender offer is also subject to the funding by an affiliate of Alden Global Capital under its equity financing agreement with Mr. Smulyan and JS Acquisition, LLC, the effectiveness of certain amendments to the terms of the 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, of Emmis and other customary conditions described in the Offer to Purchase. JS Acquisition does not anticipate any significant regulatory issues that would prevent the completion of the tender offer.
     Moelis & Company is acting as financial advisor to JS Acquisition and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Taft Stettinius & Hollister LLP are acting as legal advisors. BIA Capital Strategies has also provided financial advisory services to JS Acquisition. Alden is represented by Skadden, Arps, Slate, Meagher & Flom LLP and Krieg Devault LLP. Morgan Stanley & Co. Incorporated acted as financial advisor to the committee of disinterested directors and Davis Polk & Wardwell LLP and Barnes & Thornburg LLP acted as legal advisors to the committee.
     The tender offer is not being made to holders of shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.
About JS Acquisition and JS Acquisition, LLC
     JS Acquisition is an Indiana corporation owned by Mr. Smulyan and JS Acquisition, LLC. JS Acquisition was formed for the sole purpose of engaging in a going private transaction with Emmis and has carried on no other activities other than in connection with the tender offer, the merger and prior potential going private transactions. JS Acquisition, LLC is an Indiana limited liability company that is wholly-owned by Mr. Smulyan.
About Alden
     Alden Global Capital Limited is a Jersey (Channel Islands) based private asset management company. Alden Global Capital, a division of Smith Management LLC, is a New York based private asset management company which, together with Alden Global Capital Limited, manages the Alden funds, which have over $3 billion in assets. The principal business address of Alden Global Capital Limited is First Floor, Liberation Station, Esplanade, St. Helier, Jersey JE2 3AS and the other Alden entities are located at 885 Third Avenue, 43rd Floor, New York, NY 10022 and Alden Global Capital’s business telephone number is (212) 888-5500.
About Emmis
     Emmis Communications Corporation is a diversified media company, principally focused on radio broadcasting. Emmis operates the 8th largest publicly traded radio portfolio in the United States based on total listeners. As of February 28, 2010, Emmis owns and operate seven FM radio stations serving the nation’s top three markets — New York, Los Angeles and Chicago, although one of Emmis’ FM radio stations in Los Angeles is operated pursuant to a Local Marketing Agreement whereby a third party provides the programming for the station and sells all advertising within that programming. Additionally, Emmis owns and operates fourteen FM and two AM radio stations with strong positions in St. Louis, Austin (Emmis has a 50.1% controlling interest in Emmis’ radio stations located there), Indianapolis and Terre Haute, IN.
     In addition to Emmis’ domestic radio properties, Emmis operates an international radio business and publishes several city and regional magazines. Internationally, Emmis owns and operates national radio networks in Slovakia and Bulgaria. Emmis’ publishing operations consists of Texas Monthly, Los Angeles, Atlanta, Indianapolis Monthly, Cincinnati, Orange Coast, and Country Sampler and related magazines. Emmis also engages in various businesses ancillary to Emmis’ broadcasting business, such as website design and development, broadcast tower leasing and operating a news information radio network in Indiana.
     Emmis’ news releases and other information are available on the company’s website at www.emmis.com.
IMPORTANT INFORMATION
     This press release is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents), which will be filed by JS Acquisition with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2010. The solicitation of tenders of shares will only be made pursuant to the offer to purchase and related materials that JS Acquisition will be mailing to shareholders. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the tender offer, and shareholders are strongly advised to read these materials carefully in their entirety before making any decision regarding tendering their shares. Shareholders can obtain copies of the offer documents through the SEC’s website at www.sec.gov without charge. Shareholders may also obtain copies of the offer to purchase and related materials, when and as filed with the SEC, without charge from JS Acquisition or by written or oral request directed to BNY Mellon Shareowner Services, the Information Agent for the tender offer, collect at (201) 680-6579 or toll-free at (866) 301-0524.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking. Forward-looking statements include statements that may relate to JS Acquisition and JS Acquisition, LLC’s plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Forward-looking statements can often be identified by words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” similar expressions, and variations or negatives of these words. These statements are based on current expectations of JS Acquisition and JS Acquisition, LLC and currently available information. They are not guarantees of future results and are subject to risks and uncertainties that may cause actual results to differ materially and adversely from those indicated in the forward-looking statements. JS Acquisition and JS Acquisition, LLC do not undertake, and specifically disclaim, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

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